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Exhibit 99.(a)(1)(B)

MEMO

To:	«M_1st_name» «Last_Name»
From:	B. Lynne Parshall
Date:	APRIL 9, 2003
Subject:	Stock Option Exchange Program

Isis is pleased to announce that its Board of Directors has approved management's proposal to allow eligible employees the opportunity to exchange outstanding stock options granted prior to January 5, 2002, under Isis' 1989 Stock Option Plan and 2000 Broad-Based Equity Incentive Plan for replacement options to purchase shares of Isis' Common Stock. This is a one-time opportunity designed to improve performance incentives for our employees and thereby maximize stockholder value. The key features of this offer are summarized below.

Please also read the distributed Offer to Exchange and Summary of Terms of Option Exchange in their entirety, because the information in this memorandum is not complete and does not contain all of the information relevant to your decision whether or not to participate in this offer. You can obtain a copy of Offer to Exchange and Summary of Terms of Option Exchange on the Isis Intranet under the heading "Stock Option Exchange Program." In addition, if you contact Linda Powell at (760) 603-2471 she will provide you a copy of these documents.

Isis is offering its employees the opportunity to exchange eligible options as follows:

Option Price	Exchange Ratio (new for old)
Greater than or equal to $5 but less than $10	1:1.5
Greater than or equal to $10 but less than $15	1:2
Greater than or equal to $15 but less than $20	1:2.5
Greater than or equal to $20	1:3

Thus, for those employees who elect to participate in the offer, on May 8, 2003 (or a later date if the offer is extended), Isis will grant you a replacement option covering the number of shares of common stock at the ratio described above.

There are certain other conditions to exchanging your options that are set forth in detail in the Offer to Exchange and accompanying documents. In particular, if you elect to exchange any eligible option, the entire option must be exchanged. In addition, you must be continuously employed by Isis through the date of grant of the replacement options in order to receive any replacement grant.

Your replacement options will be granted on May 8, 2003 (or a later date if the offer is extended) with an exercise price equal to the greater of $5.00 or the last reported closing price of Isis' common stock before the date the Exchange Offering ends, 12:00 a.m. on May 8, 2003 (or a later date if the offer is extended). Your replacement options will all be nonqualified stock options and will vest as follows: 33.34% vest on January 1, 2004, then 2.78% vest monthly thereafter for two years. The replacement options will expire on December 31, 2008.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Isis makes no recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation involves certain risks that are discussed in the documents to be distributed to you. Isis is making this offer upon the terms and subject to the conditions described in the offer to exchange and accompanying documents. You should carefully read the distributed materials and understand all aspects of the exchange offer before deciding whether to participate. In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation.

If you decide to participate in this offer, please follow the procedures outlined in the distributed documents. You currently have stock options that have been granted to you at your time of hire and during your tenure with the Company as detailed in the attachment. These grants ("Existing Options") were issued to you under the 1989 Stock Option Plan and/or the 2000 Broad-Based Equity Incentive Plan.

The Exchanged Options will have terms consistent with the 2000 Broad-Based Equity Plan and will be evidenced by an agreement between you and Isis. Once you agree to the cancellation of the Existing Options, you no longer have any rights under the Existing Options.

Please note that you are not required to cancel Existing Options in exchange for Exchanged Options. You may retain your Existing Options and all rights connected with these options. You may also cancel one or more eligible grants of your Existing Options and keep others.

You must indicate by 12:00 a.m. on May 8, 2003 whether or not you wish to participate in this program. Even if you do not wish to participate, we ask that you complete the form below and return it to Linda Powell by 12:00 a.m. on May 8, 2003. All employees must complete and return this form.

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  Exhibit 99.(a)(1)(B)